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AerCap Holdings N.V.
AerCap House
Stationsplein 965
1117 CE Schiphol Airport Amsterdam
The Netherlands

December 11, 2009

VIA EDGAR AND HAND DELIVERY

Mail Stop 4631

Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4631

Re:
AerCap Holdings N.V.
Pre-effective Amendment 1 to Registration Statement on Form F-4
Filed November 18, 2009
File No. 333-162365
Annual Report on Form 20-F for the fiscal year ended December 31, 2008
Filed April 1, 2009
File No. 1-33159
Genesis Lease Limited
Annual Report on Form 20-F for the Year Ended December 31, 2008
Filed March 6, 2009
File No. 001-33200

Dear Ms. Long:

        On behalf of AerCap Holdings N.V. (the "Company"), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Staff"), dated December 3, 2009, setting forth comments to (i) the Pre-effective Amendment 1 to Registration Statement on Form F-4 (the "F-4/A1") filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") on November 18, 2009, (ii) the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the Commission on April 1, 2009 (the "Company's 20-F") and (iii) Genesis Lease Limited's ("Genesis") Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Commission on March 6, 2009 ("Genesis' 20-F"). Set forth below are the Staff's comments, indicated in bold, and the Company's responses. In addition, amendment No. 2 to the Registration Statement on Form F-4 ("Amendment No. 2") is being filed by the Company today with the Commission by electronic submission. Any terms not defined herein shall have the meanings set forth in Amendment No. 2. For your convenience, the Company has included herewith a blackline reflecting changes to the F-4/A1 filed on November 18, 2009.

F-4/A1

General

1.
We note your response to comment one in our letter dated November 4, 2009, and have reviewed the Citi subscription agreement and the Morgan Stanley engagement letter that you have provided to us supplementally. Please file both of these agreements as exhibits to the registration statement.

  The Company respectfully submits that neither the subscription agreement with Citi nor the engagement letter with Morgan Stanley constitutes a document that is required to be filed as an exhibit to the registration statement by Item 601 of Regulation S-K. Specifically, neither agreement constitutes (1) an underwriting contract or agreement with a principal underwriter pursuant to which the securities being registered are to be distributed (Item 601(b)(1) of Regulation S-K) nor (2) a contract not made in the ordinary course of business which is material to the registrant (Item 601(b)(10)(i) of Regulation S-K).

2.
We note your response to prior comments 4 and 8. Please help us further understand how you determined that the acquisition of these aircraft did not constitute business acquisitions. Please provide us additional information regarding the aircraft purchased from TUI Travel, including the number of aircraft that were acquired with existing leases and the remaining terms of these leases. Please help us understand the level of continuance of the preexisting leases when the aircraft were acquired from TUI Travel. Please also tell us the nature of any pre-existing servicing, management, or financing arrangements related to these aircraft and whether they were continued subsequent to acquisition. Please also address whether there was any impact to the original leases entered into as a result of your acquisition of the aircraft. Please provide us the above information regarding the aircraft acquisition agreement with GE Capital Aviation Services or GECAS as well. Furthermore, provide a comprehensive analysis of how you determined that you will not acquire an integrated set of activities as contemplated by SFAS 141(R).

  TUI Acquisition

  TUI was the previous owner of the aircraft and used the aircraft for its own core travel operations. TUI is not an aircraft lessor, but an aircraft operator. The Company acquired 19 aircraft from TUI and at the time of the purchase none of the aircraft had existing leases. The leases currently in place with TUI were negotiated at the time of the purchase from TUI. From TUI's perspective, it entered into sale and lease back agreements with the Company for all 19 aircraft. The Company subsequently entered into a joint venture with Deucalion in respect of the 19 aircraft purchased from TUI. Furthermore, there were no pre-existing servicing, management or financing agreements related to these aircraft that were continued subsequent to the acquisition. The aircraft acquired by the Company from TUI were funded through newly acquired bank financing arranged by the Company. The aircraft have been managed by the Company's employees through the Company's processes and systems since the acquisition and there are no servicing and management agreements between the Company and TUI in relation to the aircraft acquired. As described above, there were no pre-existing leases attached to the aircraft prior to the acquisition from TUI.

  GECAS Acquisition

  On November 25, 2009, AerCap and GECAS agreed in principle to reduce the number of aircraft to be acquired by three aircraft. Accordingly, the remaining number of GECAS aircraft expected to be purchased by AerCap is now eight. GECAS is a competitor in the aircraft leasing business. The Company acquired two aircraft in the third quarter 2009 and may acquire the remaining eight aircraft in the first quarter of 2010. All ten aircraft have or will have pre-existing leases with lessees at the time of purchase from GECAS. There are no pre-existing servicing, management or financing agreements related to these aircraft that will continue subsequent to the acquisition. The aircraft will be funded primarily through bank financing that will be arranged by the Company (with General Electric Capital Corporation providing funding in an amount less than 10% of the purchase price with a maturity of less than three years from the date of acquisition). The aircraft will be managed by the Company's employees through the Company's processes and systems after the acquisition from GECAS and there are no servicing and management agreements between the Company and GECAS in relation to the two aircraft acquired. Also, there will be no servicing and management agreements between the Company and GECAS in relation to the eight aircraft that may be acquired in 2010. There is no expected impact on the original leases entered into as a result of the Company's acquisition of the aircraft, except for novations, assignments and amendments in respect of the original leases related to the Company's acquisition and financing of the aircraft. Furthermore, each of the purchase price and lease revenue of the eight aircraft is less than 4% of the Company's total combined assets and lease revenue as of September 30, 2009, respectively. Consequently, the Company does not consider this to be a material transaction.

  SFAS 141(R) Analysis Regarding the GECAS Transaction

  SFAS 141(R) defines a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined below and will be applied to the potential GECAS acquisition in the future as follows:

  a.    Input: Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. In the GECAS acquisition, the Company acquires aircraft (long-lived assets) that, when one or more processes are applied, have the ability to create outputs and as such, this element is applicable to the GECAS acquisition of aircraft and pre-existing leases.

  b.    Process: Any system, standard, protocol, convention or rule that, when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. For the GECAS aircraft acquisition, the Company acquired only the inputs, which were not accompanied by any associated employees, processes and systems. As noted earlier, the eight aircraft that may be acquired from GECAS are expected to be an acquisition of aircraft together with any pre-existing leases on some or all of the aircraft. The Company's employees with the necessary knowledge, skills and experience in the management of operational processes and systems related to aircraft are necessary to create the outputs. In the specific case of GECAS, the Company will acquire a group of aircraft assets with pre-existing leases that have a remaining lease term significantly less than the aircraft's economic life. The Company's employees with the necessary knowledge, skills and experience in the management of operational processes and systems will be required to arrange permanent funding for these aircraft and manage the operations of the aircraft going forward (e.g., lease monitoring of current leases, technical inspections, potential lease restructurings, etc.). Also, the Company's employees with the necessary knowledge, skills and experience in the management of operational processes and systems will be needed to arrange subsequent leases, or to sell or "part out" the aircraft in order to provide future economic benefit.

  c.    Output: The result of inputs and processes applied to those inputs that provide, or have the ability to provide, a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants. The inputs (aircraft and potential pre-existing leases) and the Company's employees with the necessary skills, experience, management and knowledge of operational processes and systems related to aircraft and the Company's ability to obtain permanent funding for these specific aircraft applied to the inputs will provide economic benefit to the Company.

  With respect to the GECAS aircraft acquisition, the acquisition of the eight GECAS aircraft is uncommitted and subject to a letter of intent and is therefore still subject to change. Therefore, the Company cannot yet make final conclusions with regard to the accounting for the transaction.

  However, the Company believes, based on the SFAS 141(R) analysis above, that the transaction lacks the process required to be able to produce the required outputs and, therefore, should not be accounted for as a business combination under SFAS 141(R), but rather as an acquisition of a group of assets.

  SFAS 141(R) Analysis Regarding the TUI Transaction

  With respect to the TUI aircraft acquisition, SFAS 141(R) was not applicable as the transaction was executed in June 2008. Paragraph 9 of the previous SFAS 141 guidance, which was applicable at the time of the TUI aircraft acquisition, provides the following definition of a "business combination":

  "For purposes of applying this Statement, a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities."

  EITF 98-3 paragraph 6 provides further guidance for the definition of a "business". The guidance is broken into three major criteria that a group of assets must meet for a business combination:

  "A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers."

  The Company is of the opinion that the TUI transaction lacks the purchase of "processes" from the seller. "Processes" is defined as "an existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes". Through the Company's processes, systems, procedures and employees with the necessary skills and experience, which form an integral part of the Company's business model, the Company is able sustain a revenue stream following the acquisition of the aircraft from TUI. The aircraft acquired from TUI without pre-existing leases is not a self-sustaining nor revenue generating integrated set of activities and assets.

Summary, page 1

3.
You disclose total shareholders' equity and assets as of June 30, 2009 for each entity. Please update to disclose the amounts as of September 30, 2009.

  The summary on page 1 of Amendment No. 2 has been updated to reflect total shareholders' equity and assets for each entity as of September 30, 2009.

Unaudited Pro Forma Combined Financial Statements, page 17

4.
We note your response to prior comment 8. Your disclosures beginning on page 23 indicate that you expect to take delivery of the 11 remaining aircraft from GECAS in the first quarter of 2010. Please disclose the expected purchase price of these 11 aircraft. Notwithstanding the fact that you do not believe the purchase of the aircraft from GECAS is a business combination nor do you consider it as part of the business combination between you and Genesis, please tell us what consideration you gave to reflecting these purchases in your pro forma balance sheet in accordance with Rule 11-01(a)(8) of Regulation S-X. We also note your additional disclosures regarding the potential compensation that must be paid to GECAS if you replace it as the servicer of the Genesis aircraft or the additional compensation that may need to be paid for the servicing agreement if you do not acquire all of the aircraft. Accordingly, please disclose an estimate of the additional amount of compensation.

  As described above, on November 25, 2009, AerCap and GECAS agreed in principle to reduce the number of aircraft to be acquired by three aircraft. Accordingly, the remaining number of GECAS aircraft expected to be purchased by AerCap is eight. Amendment No. 2 has been revised to reflect this fact on pages 23 and 81. In accordance with Rule 11-01(a)(8) of Regulation S-X, the Company does not consider the acquisition of the GECAS aircraft to be material to its investors and therefore has concluded not to reflect these purchases in the pro forma balance sheet. Each of the purchase price and lease revenue of the eight aircraft is less than 4% of the Company's combined total assets and lease revenue as of September 30, 2009, respectively. Furthermore, the acquisition of the eight GECAS aircraft is uncommitted and subject to a letter of intent and is therefore still subject to change.

  The maximum additional compensation that may be needed if the Company does not acquire all of the remaining eight aircraft is approximately $18 million; however, to the extent that the Company acquires some, but not all such aircraft, the amount of additional compensation that may be needed will decrease according to the formula agreed upon by the Company and GECAS. The additional amount of compensation payment has been disclosed on page 24 and 81 of Amendment No. 2.

5.
We note your response to prior comment 10. It does not appear that you provided additional disclosures to clarify when you expect to receive updated appraisals as well as to address the magnitude of any potential adjustments. Please revise or advise as necessary.

  The Company expects to receive updated appraisal data on or about the effective time of the Amalgamation, which, together with new relevant market transactions, will be used to re-determine the fair value of flight equipment held for operating lease, which is disclosed on page 18 of Amendment No 2. The Company cannot currently predict what data will be produced by such appraisals; however, the Company has added a sensitivity analysis of the appraisal data. A 1% increase or decrease in appraisal data will result in a $14 million increase or decrease in the estimated fair value of aircraft assets acquired.

6.
We note your response to prior comment 11. Please disclose why the adjustment for estimated acquisition-related restructuring charges of approximately $16 million has not been reflected in accumulated retained earnings in the pro forma balance sheet.

  The Company has reflected the $16 million estimated acquisition-related restructuring charges in the accumulated retained earnings and cash in the pro forma balance sheet on page 19 of Amendment No. 2.

Note 4. Estimate of Consideration Paid, page 26

7.
We note your response to prior comment 15. The estimated amounts of consideration paid, assets to be acquired, and liabilities to be assumed provided on page 27 assume that all Genesis shares will be exchanged for your shares. We note the impact that each 1% of dissenting shareholders will have on the cash to be paid to dissenting shareholders. However, it remains unclear how cash payments to the dissenting shareholders will impact the estimate of consideration expected to be transferred as well as the resulting estimate of assets to be acquired and liabilities to be assumed that you have provided on page 27. Please expand your disclosures as necessary.

  Amendment No. 2 has been updated on page 26 to reflect additional disclosures in relation to potential cash payments to dissenting shareholders and its potential impact on the estimate of consideration expected to be transferred, as well as the resulting estimate of assets to be acquired and liabilities to be assumed.

Note 7. Pro Forma and Accounting Harmonization Adjustments, page 28

8.
We note your response to prior comments 18 and 71. Please expand your disclosures to discuss the factors that led to the significant reduction in Genesis' net book value of flight equipment held for operating lease for purposes of determining the fair value under SFAS 157 as well as why these same factors would not have resulted in an impairment in Genesis' historical financial statements under SFAS 144. In this regard, we assume that a portion of the significant reduction in Genesis' net book value of flight relates to the fact that under Genesis' historic accounting policy maintenance costs are capitalized as part of the aircraft's carrying value. Please advise.

  As disclosed in Amendment No. 2 on pages 28 and 29, to determine the fair value of Genesis' flight equipment held for operating lease, the Company used appraisal data and current market transactions to which it is a party. The significant reduction of $229.5 million is a result of the current economic environment, which has caused significant reductions in aircraft fair values during 2009 and is reflected in the 2009 appraisal data. Half-life current market value appraisal data as of December 2008 for the Genesis 54 aircraft was approximately $1,600 million. Comparable data for the Genesis aircraft as of September 30, 2009 was approximately $1,401 million. In July 2009, Genesis purchased an additional aircraft to increase its portfolio to 55 aircraft. The Company's aircraft purchase and sales transactions evidence the same significant deterioration in aircraft values. During periods of economic uncertainty values of aircraft tend to decline. However, aircraft values often rebound with a global economic recovery and increased stability in the global economy.

  The fair value of the Genesis aircraft is based on appraised values along with the Company's current aircraft purchase and sales transactions which reflect current market conditions. As mentioned above, the aircraft market has experienced negative trends which have adversely effected fair values throughout 2009. This significant deterioration in aircraft fair values did not result in an impairment of Genesis' historic financial statements under SFAS 144, as the impairment test under SFAS 144 is based on undiscounted cash flows expected to result from the use and eventual disposition of aircraft asset that is not necessarily impacted by the changes in current fair values of aircraft. The undiscounted cash flows in the impairment test under SFAS 144 include existing contracted lease rentals, estimated future lease rates taking into account the aircraft's economic lives and future residual values of the aircraft. Genesis has a portfolio of young, modern aircraft with committed long term lease contracts that has substantial remaining economic life to recover their current net carrying values. The most recent impairment test under SFAS 144 was performed by Genesis on September 30, 2009. The results of this impairment test indicated that none of the 55 aircraft failed the undiscounted cash flow test under SFAS 144 and, therefore, no impairment was required as of September 30, 2009.

  Although Genesis' net book value of flight equipment includes approximately $106.6 million of capitalized major maintenance costs as of September 30, 2009, which results from Genesis' accounting policy (the deferral method) where incurred major maintenance costs are capitalized as part of the aircraft's carrying value, the significant pro forma adjustment in Genesis' net book value is the result of the negative trend in aircraft fair values which occurred throughout 2009 as evidenced by the significant decline reflected in appraisal data during the same period.

9.
We note your response to prior comment 19. We continue to believe that you should further clarify the differences in maintenance accounting policies. In this regard, please address the following:

•
Disclosures provided in the Form 20-F of each entity indicate that in both cases the lessees are responsible for maintenance and repairs. It appears that for each entity the lessee makes payments to the lessor for maintenance. With reference to each entity's lease agreements, please clearly disclose how these payments are accounted for upon receipt by both you and Genesis.

    Please address the refund terms of each entity's lease agreements. In this regard, please clarify Genesis' statement that it recognizes additional rents as lease revenue as it is earned. It is not clear whether for Genesis these payments are recorded as revenue upon receipt as they are considered to be earned.

      AerCap

    In certain cases, the Company's leases provide for additional rentals based on usage (i.e., supplemental rents). Usage is calculated based on hourly usage or cycles operated, depending on the lease agreement. Usage is reported and the resulting supplemental rent is billed on a monthly basis. Under the Company's lease agreements, lessees are entitled to a monetary contribution by the Company upon the lessee's presentation of invoices evidencing the completion of qualifying maintenance work on the aircraft or engine up to the maximum amount of supplemental rents paid to the Company by the lessee during the lease term. The Company's lease agreements specifically state that the contribution to the lessee shall be made out of the applicable supplemental rent balance available. As a result, the Company's view is that the lessee is responsible for maintaining the aircraft throughout the lease, and thus records receipts of supplemental rents paid by the lessee which are expected to be reimbursed to the lessee during the lease term as an accrued maintenance liability. For those amounts which are not expected to be reimbursed to the lessee during the lease term, the Company records these supplemental rents as lease revenue upon receipt. The estimate of whether supplemental rents will be reimbursed to lessees is based on the Company's maintenance forecasting model, which is explained in more detail below. In addition to the contributions or reimbursements discussed above, the Company may also be obligated to make additional payments to the lessee for maintenance related expenses (referred to as lessor maintenance contributions or top-up payments) primarily related to usage of major life-limited components which had occurred prior to the lease. The Company records a charge to the income statement under leasing expenses at the time of the occurrence of a lessor contribution or top-up payment.

      Genesis

    As per the response to comment 73 dated November 18, 2009, in certain cases, Genesis' leases provide for additional rentals based on usage. Usage is calculated based on hourly usage or cycles operated, depending on the lease agreement. Usage is reported and the resulting additional rent is billed on a monthly basis and is recorded as revenue within 'Rental of Flight Equipment' when it is billed. The amount of additional rental is contingent upon the lessees' usage of the aircraft and therefore represents contingent rent in accordance with paragraph 11 and 13 of SFAS 29 'Determining Contingent Rentals', the amount of which is disclosed in the notes to Genesis' financial statements.

    Genesis has determined that it is the primary obligor in respect of planned major maintenance as it retains ultimate responsibility for the payment of major maintenance costs on its aircraft and therefore has applied EITF 99-19 'Reporting Revenue Gross as a Principal versus Net as an Agent' in accounting for additional rent. Additional rent meets the revenue recognition criteria set out in SAB 104 Topic 13 1.A and is therefore considered realizable and earned. Under the terms of Genesis' leases, there is no provision for additional rent to be refunded or reimbursed.

    As outlined in more detail in the response to comment 73 dated November 18, 2009, while the lessee has initial responsibility for ensuring maintenance and repairs are performed on the aircraft, Genesis, as primary obligor, retains ultimate responsibility for the payment of major maintenance costs on its aircraft. The leases generally contain a provision where Genesis has an obligation to pay for certain planned major maintenance that is undertaken and completed. A liability is recognized for these payments when Genesis receives evidence that the lessee has ensured the performance of the planned major maintenance event on the aircraft. Genesis then capitalizes and depreciates the cost of the planned major maintenance within 'Flight equipment under operating leases, net' when the planned major maintenance has been performed.

  •
  Please clarify if the current leases arrangements with Genesis' lessees will require any modifications in order to harmonize your maintenance accounting policies.

    The difference in maintenance accounting policies, and consequently the need for their harmonization, arises due both to differences in lease agreements and the interpretation of these differences which results in a different application of GAAP, specifically as described below.

    As discussed under the prior response, the Company's lease agreements specifically state that the contribution to the lessee shall be made out of the applicable supplemental rent balance available. As a result, the Company's view is that the lessee is responsible for maintaining the aircraft throughout the lease, and thus records receipts of supplemental rents paid by the lessee which are expected to be reimbursed to the lessee during the lease term as an accrued maintenance liability. For those amounts which are not expected to be reimbursed to the lessee during the lease term, the Company records these supplemental rents as lease revenue upon receipt. For those lease agreements where some supplement rents paid are not expected to be reimbursed to the lessee, the Company recognizes the last supplemental rents paid as those which are not to be reimbursed, and all prior supplemental rents paid are treated as an accrued maintenance liability.

    In contrast, Genesis has determined that it is the primary obligor in respect of planned major maintenance as it retains ultimate responsibility for the payment of major maintenance costs on its aircraft. Under the Genesis lease agreements, the requirement for the payment of additional rentals for usage and the provision under which Genesis has an obligation to pay for certain planned major maintenance that is undertaken during the life of the lease are separate. These major maintenance payments are made by Genesis in its capacity as owner and lessor of the aircraft. Under the terms of the Genesis' leases, there is no provision for additional rent to be refunded or reimbursed to the lessee.

    The Company is of the opinion that, notwithstanding the differences in the lease agreements as outlined above, the application of the Company's approach to the treatment of additional (or supplemental) rents for usage for the Genesis aircraft leases is the most desirable. The manner in which the Genesis aircraft will be managed going forward is expected to be similar to the management of the Company's aircraft and, as a result, the Company's interpretation of the Genesis lease agreements and the application of the Company's maintenance accounting method is deemed appropriate. Additionally, the Company is of the view that two different maintenance accounting policies for similar commercial activities would not help in the understanding of the Company's financial statements. As a result, the Company expects that the harmonization of the treatment for additional rents for usage will not require any modification to Genesis' existing lease agreements. It is also envisaged that as current leases on the Genesis aircraft expire, the terms relating to additional rents for usage in the Genesis lease agreements will be replaced by language similar to that used by the Company in our lease agreements.

  •
  In a similar manner to your discussion of your recorded maintenance liability, please discuss the nature of the accrued maintenance liability recorded by Genesis in its historical financial statements. It should be clear whether this liability represents amounts collected by lessees for maintenance and whether the amount recorded in its historical financial statements may need to be reimbursed to lessees in a similar manner to your maintenance liability account.

    As described in the response to comment 73 dated November 18, 2009, in accordance with Genesis' accounting policy, planned major maintenance costs are capitalized within 'Flight Equipment under operating leases, net' by applying the deferral method in accordance with Financial Accounting Standards Board ("FASB") Staff Position (FSP) No. AUG AIR-1, 'Accounting for Planned Major Maintenance Activities'.

    Genesis does not record a maintenance liability representing any amounts received from lessees. The accrued maintenance liability recorded by Genesis primarily relates to a $35.4 million Accounts Payable accrual for the cost of planned major maintenance that has been completed and capitalized by Genesis, but which has not yet been paid for. The remaining amount of $3.7 million relates to non-major maintenance accruals which were expensed in accordance with Genesis' accounting policy.

  •
  Please disclose why Genesis' accrued maintenance liability amount is much higher and the related supplemental rent revenue is significantly lower under your policy as indicated by pro forma adjustments (g) and (n).

    In addition to Genesis' Accounts Payable maintenance accrual, under the Company's maintenance accounting policy supplemental rents received from the lessee, plus lessor contributions that the Company expects to make prior to the expiration of the contracted leases, are recognized as an accrued maintenance liability. As a result, the accrued maintenance liability under the Company's accounting policy is higher than in comparison to Genesis' maintenance accounting policy. The accrued maintenance liability has been estimated using the Company's maintenance forecasting model.

    Under Genesis' accounting policy, Genesis recognizes additional rent as lease revenue. Under the Company's maintenance accounting policy, the supplemental rent revenue is lower because the Company records the receipt of supplemental rents paid by lessees that are expected to be reimbursed to lessees to compensate for the cost of maintenance events as an accrued maintenance liability.

    The above has been disclosed on pages 30 to 33 of Amendment No. 2.

  •
  Please expand your disclosures to discuss the significant estimates and assumptions used in the maintenance forecasting model to determine that $73.2 million is expected to be paid to Genesis' existing lessees during the current contracted leases. Please clarify how your in-house maintenance forecast model was an appropriate model to apply to Genesis' existing aircraft under lease. It is not clear whether you used Genesis' historical experience in relation to its respective aircraft and lessees.

    The Company's maintenance forecasting model is a complex model which estimates the time at which an aircraft's components will run out of useful life and, therefore, incur a required maintenance event. The aircraft is divided into the major components, of which the most significant are the airframe, engines, landing gear, APU and life limited parts. There are two significant assumptions that drive the forecasting model: (i) the timing of maintenance events for each of these components and (ii) the costs associated with these maintenance events for each of these components.

    The timing of maintenance events is estimated based on the expected economic life and current physical condition of each component. The economic life of each component can be based either on calendar time or on usage. For the airframe, APU and life limited parts, the economic life is based on calendar time, and the economic life for the engine and the landing gear is based on usage. The calendar time assumptions used for the airframe, APU and life limited parts vary based on aircraft type, and the usage assumptions used for the engines and landing gear can be different for each individual aircraft regardless of type and depending on how the aircraft is operated by the lessee. The current physical condition of each component is derived from monthly utilization reports as submitted by the lessees of the aircraft.

    The cost of the maintenance events for each component is based on industry standards and the Company's historic experience and varies depending on component and aircraft type.

    The Company used its in-house maintenance forecast model to determine the $73.2 million that is expected to be paid prior to the expiration of the current contracted leases. This model can be used across different aircraft portfolios because calendar time assumptions can be used consistently for similar aircraft types and usage assumptions are modified based on the specific data relating to each lessee. This is the model the Company uses for underwriting purposes when acquisitions of aircraft are considered. Genesis' aircraft portfolio consists of aircraft types similar to the Company's aircraft portfolio. The similarity between the two portfolios and the Company's significant historical experience across multiple aircraft types, together with the relevant Genesis usage data and current condition of the Genesis aircraft, were used as important inputs to the Company's forecasting model and resulting forecasts for maintenance events. This enabled the Company to estimate Genesis' $73.2 million accrued maintenance liability as of September 30, 2009.

    The Company has updated the disclosures on pages 30 to 33 of Amendment No. 2.

10.
We note your response to prior comment 20. It is unclear how your use of the income approach as summarized in paragraph 18(b) of SFAS 157 as well as the margin of 350 basis points above LIBOR resulted in a fair value of 84% of the face value. Please further expand your disclosures to clarify. Please also further clarify how the margin of 350 basis points above LIBOR includes your consideration of nonperformance risk.

  The Company has used the income approach through the development of a net present value calculation as described in paragraph 18(b) of SFAS 157. The current contracted average margin of Genesis' debt is approximately 100 basis points. The Company has performed a net present value calculation by discounting the contracted cash flows of Genesis' debt, which are based on the average margin of 100 basis points, using a discount rate that includes a margin of 350 basis points. The margin of 350 basis points was derived from financing transactions that the Company has executed in the current market. Because financial institutions factor in risks (for example, non-performance risk) when quoting financing spreads (such as the 350 basis points associated with the Company's recent related financing transactions), the Company's analysis therefore already includes consideration of all risks associated with the Company's credit risk, including of non-performance risk. The Company has further expanded disclosures in relation to the income approach on page 33 of Amendment No. 2.

Pro Forma Financial Analysis, page 60

11.
Using Citi's analysis, please revise your disclosure to quantify:

•
The pro forma financial effects on the combined company's calendar years 2009, 2012, 2011 estimated earnings per share or EPS.

•
The accretion relative to Genesis' calendar years 2009, 2010, and 2011 estimated EPS on a standalone basis.

•
The dilution relative to AerCap's calendar years 2009, 2012, and 2011 estimated EPS on a standalone basis.

    The disclosure appearing on pages 63 and 64 of Amendment No. 2 has been revised in response to the Staff's comment to quantify the accretion and dilution relative to Genesis' and the Company's respective calendar years 2009, 2010 and 2011 estimated standalone EPS. The

    Company supplementally advises the Staff that such accretion and dilution quantify the pro forma effects on the combined company's calendar years 2009, 2010 and 2011 estimated EPS observed in Citi's analysis.

Opinion of Morgan Stanley & Co. Incorporated, AerCap's Financial Advisor, page 64

12.
We note the disclosure in the first paragraph on page 66 that AerCap management provided Morgan Stanley "with its view of (i) Genesis projections assuming no equipment purchases, or the "no growth case projections," and (ii) Genesis projections assuming certain equipment purchases, or the "growth case projections," in each case from 2009 to 2013." We note also the disclosures in the seventh and tenth paragraphs on page 45. Please add to the proxy statement/prospectus all financial forecasts and projections of Genesis provided to AerCap or its advisors.

  The Company and Genesis respectfully submit that the inclusion in the proxy statement/prospectus of Genesis' financial projections that were provided to the Company will not enhance Genesis shareholders' understanding of the proposed amalgamation or the recommendation by Genesis' Board of Directors that shareholders vote in favor of the Agreement and Plan of Amalgamation. The inclusion in the proxy statement/prospectus of the details of the financial projections provided by Genesis to the Company would overstate the relevance of those projections and would be potentially confusing and misleading to Genesis' shareholders.

  Genesis' management prepared two sets of financial projections that were provided to the Company during the course of the due diligence process—(i) projections assuming no further aircraft purchases (the "no-growth case"), and (ii) projections assuming aircraft purchases that Genesis would make if it continued as a stand-alone business (the "growth case"). As discussed below, these projections did not represent Genesis' internal business plan, and neither the Company nor Genesis considered them as projections for the merged company.

  The "no-growth-case" projections reflected the expected cash flows from Genesis' existing aircraft portfolio. These cash flows would not be relevant to Genesis' shareholders because Genesis' core strategy on a stand-alone basis is growth through aircraft acquisitions. In fact, as a stand-alone business, Genesis would depend on the growth of its aircraft portfolio to sustain its cash generation and to replace aging aircraft. In contrast, the "growth-case" projections were not relevant to the Company, which developed its own model for aircraft acquisitions using its own financing facilities. In light of the foregoing, Genesis continued to refine the assumptions in its "no-growth-case" projections through the period leading to the execution of the Amalgamation Agreement in September 2009, whereas the "growth-case" projections were based on preliminary assumptions of Genesis' management made in March 2009 and were not updated thereafter to take into account any changes in Genesis' business or otherwise. Further, the "growth-case" projections reflected Genesis' financing assumptions using its $1 billion credit facility. That credit facility expires in April 2010 and has been downsized to $200 million following the announcement of the planned transaction. The facility had a material impact on the assumptions to the "growth-case" projections and Genesis' forbearance of aircraft acquisitions pending the closing of the amalgamation (as well as the downsizing of the credit facility) would render the "growth-case" projections misleading to shareholders.

  Genesis and the Company therefore submit that disclosure of the "no-growth-case" projections would be misleading to Genesis' shareholders because they do not reflect Genesis' business strategy or, in fact, its need to grow its aircraft portfolio on a stand-alone basis. In contrast, the "growth-case" projections were not used by the Company and reflect assumptions that were not updated during the last six months of the due diligence process. Disclosure of the "growth-case" projections would be misleading as they are not reflective of a current view of future performance on a stand-alone basis.

The Amalgamation Agreement, page 82

13.
We note your response to comment 33 in our letter dated November 4, 2009 and the revisions you have made to the prospectus. Notwithstanding these revisions, the following statement in the second italicized introductory paragraph continues to attempt to limit the ability of investors to rely on information in the Amalgamation Agreement: "In particular, the Amalgamation Agreement and related summary are not intended to be, and should not be, relied upon as disclosures regarding any facts and circumstances relating to AerCap or Genesis." Please delete this statement.

  This statement has been deleted from the second italicized introductory paragraph on page 86.

Tax Considerations, page 106

14.
Please eliminate the assumption on page 107 that the amalgamation will qualify as reorganization within the meaning of Section 368(a) of the Code. This is a material tax consequence to which counsel should be opining and should not be assumed by counsel for purposes of the tax discussion.

  Attached as Exhibit 8.2 to Amendment No. 2, Genesis' tax counsel has provided an opinion that the Amalgamation will qualify as a reorganization within the meaning of Section 368(a) of the Code. The Company's tax counsel will rely on such opinion in connection with the disclosures in Amendment No. 2 on pages 110 and 111 under the heading Material U.S. Federal Income Tax Considerations—Consequences of the Amalgamation to U.S. Holders of Genesis Common Shares. Accordingly, the assumption has been deleted.

15.
Please refer to comment 35 in our letter dated November 4, 2009. As noted previously, if counsel elects to file a short form tax opinion, the opinion and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes counsel's opinion. The statement in the proxy statement/prospectus and the opinion that the discussion in the proxy statement/prospectus is "an accurate general discussion of the matters set forth herein as of the date of the opinion" is unacceptable. Please revise the proxy statement and the opinion to state clearly that the discussion in the proxy statement/prospectus constitutes counsel's opinion.

  The Company's tax counsel has revised its opinion in Exhibit 8.1 to Amendment No. 2 in order to clearly state that the discussion in the proxy statement/prospectus constitutes counsel's opinion, and the same change has been made in the discussion in the proxy statement/prospectus.

Consequences to U.S. Holders of Holding AerCap Common Shares, page 108
Cash Dividends and Other Distributions, page 108

16.
We note the statement on page 109 that "[i]f the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income." Please disclose why counsel cannot provide a "will not" opinion for this tax consequence, describing the degree of uncertainty that prevents the provision of such an opinion, and provide risk factor disclosure setting forth the risk to investors engendered by this uncertainty.

  The statement on page 113 of Amendment No. 2 has been revised accordingly to provide a "will not" opinion.

Exhibit 5.1

17.
Besides opining that the securities will be validly issued and non-assessable, counsel must opine whether the securities will be fully paid. Please have counsel revise its opinion accordingly.

18.
Disclaimers that in any way state or imply that investors are not entitled to rely on the opinion or other limitations or conditions on whom may rely on the opinion are unacceptable. Thus the following statements in counsel's opinion are inappropriate:

•
Page 1: "This opinion letter is addressed to you. It may be relied upon only in connection with the Registration Statement."

•
Page 2: "We hereby consent to the disclosure and filing of this opinion...for information purposes only...."

•
Page 3: "This opinion letter may only be relied upon by you and on the condition that you accept that it and the legal relationship between yourselves and NautaDutilh N.V. is governed by Dutch law and our general conditions and that any issues of interpretation or liability arising out of or in connection with this opinion letter are submitted to the exclusive jurisdiction of the competent courts at Amsterdam, the Netherlands."

•
Page 3: "In this opinion letter, legal concepts are expressed in English terms. The Dutch legal concepts concerned may not be identical in meaning to the concepts described by the English terms as they exist under the law of other jurisdictions. In the event of a conflict or inconsistency, the relevant expression shall be deemed to refer only to the Netherlands legal concepts described by the English terms."

  Please have counsel revise its opinion accordingly.

  The Company's Dutch counsel continues to review the Staff's comment and, therefore, the Company is not in a position to include a revised Exhibit 5.1 with the filing of Amendment No. 2. A revised Exhibit 5.1 will be included with the next amendment.

Exhibit 8.1

19.
Please have counsel revise its opinion to delete the assumptions in numbered paragraphs six and seven.

  The Company's tax counsel has deleted the assumptions in numbered paragraphs six and seven of the version of its opinion that was filed as Exhibit 8.1 to the F4/A1.

20.
If counsel continues to provide a short-form opinion, please have counsel revise its opinion to provide that the tax discussion in the proxy statement/prospectus constitutes counsel's opinion. The current disclosure to the effect that the tax discussion in the proxy statement/prospectus is "an accurate general discussion" is unacceptable.

  As noted in the response to comment 15, the Company's tax counsel has revised its opinion in order to clearly state that the discussion in the proxy statement/prospectus constitutes counsel's opinion, and the same change has been made in the discussion in the proxy statement/prospectus.

21.
Please have counsel revise its opinion to delete the reliance limitation in the second sentence of the penultimate paragraph. Investors are entitled to rely on the opinion.

  The reliance limitation in the second sentence of the penultimate paragraph has been deleted.

22.
Please have counsel revise its opinion to specifically consent to the tax discussion in the proxy statement/prospectus.

  The Company's tax counsel has revised its opinion to specifically consent to the tax discussion in the proxy statement/prospectus included in the registration statement and to the use of its name therein.

 AerCap's 20-F

General

23.
We note your responses to prior comments 50, 54, 57, and 66. Please show us in your supplemental response what the revisions will look like in future filings.

  Prior Staff Comment 50

  The Company will adjust its disclosure in future filings as follows:

  "Provision for Income Taxes. Our provision for income taxes decreased by $25.6 million to a benefit of $0.4 million in the year ended December 31, 2008 from a charge of $25.1 million in the year ended December 31, 2007. Our effective tax rate was positive 0.3% (income) for the year ended December 31, 2008 and was negative 11.8% (a charge) for the year ended December 31, 2007. Our effective tax rate in any year is impacted by the mix of operations among our different tax jurisdictions. In the fourth quarter of the year ended December 31, 2007, we completed a corporate tax restructuring that resulted in more deductible expenses in one of our higher tax rate jurisdictions which positively impacted the mix of our profits for income tax purposes in the year ended December 31, 2008. In addition, the most significant portion of charges related to airline defaults and impairments occurred in higher tax rate jurisdictions and the most significant portion of pre-tax earnings occurred in lower tax rate jurisdictions, as summarized in the table below. Our income from continuing operations before income tax and minority interest per tax jurisdiction and associated tax rates can be summarized as follows:

	Year ended December 31,
	2007	2008	Tax rate
Tax jurisdiction
The Netherlands	$62,220	$7,825	25.5%
Ireland	84,614	55,357	12.5%
United States of America	14,014	(26,058)	37.3%
Sweden	978	1,968	19.0%
Isle of Man	50,595	101,400	0.0%

	$212,421	$140,492

  We expect that our corporate tax restructuring will enable us to achieve a similar division of our income from continuing operations before income tax and minority interest per tax jurisdiction for the year ended December 31, 2009."

  Prior Staff Comment 54

  The Company will adjust its disclosure in future filings as follows:

  "Net income excluding non-cash charges relating to the mark-to-market of our interest rate caps and share based compensation. This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. In addition to GAAP net income, we believe this measure may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period.

  Net spread. This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk."

  Prior Staff Comment 57

  The Company will adjust its disclosure in relation to restricted cash in future filings as follows:

	Year ended December 31,
	2007	2008
Cash securing our obligations under ALS I debt	$65,538	$33,244
Cash securing our obligations under ALS II debt	—	6,032
Cash securing our obligations under Warehouse debt	6,270	41,987
Cash securing our obligations under Calyon debt	18,334	3,632
Cash securing our obligations under TUI debt	—	8,555
Cash securing our obligations under other debt	9,484	10,144
Cash securing our obligations under the LILO head leases (Note 15) and cash securing the guarantee of lease obligations/indebtedness of a LILO sublessee (Note 13)	6,837	6,837
Cash securing our obligations under derivative instruments	(12,780)	1,530
Other	1,389	1,436

	$95,072	$113,397

  "The cash securing our obligations under all our debt facilities is restricted and can only be used to pay for operating expenses incurred by the respective financing vehicle and to pay for interest and debt amortization of the respective debt. The majority of the restricted cash represents collections of these structures in the previous month, which will be paid as interest and debt amortization at the next payment date."

  Prior Staff Comment 66

  The Company will adjust its disclosure in its future filings by including the following table under the existing table. The difference between the statutory tax rate and the effective tax rate for the year ended December 31, 2008 is completely caused by the Company's global activities. The following table is a summary of the Company's global activities divided into each specific tax jurisdiction:

	Year ended December 31,
	2008	Tax rate	Variance to 25.5% statutory tax rate	Tax variance as a result of global activities
Tax jurisdiction
The Netherlands	$7,825	25.5%	0.0%
Ireland	55,357	12.5%	(13.0%)	(7,196)
United States of America	(26,058)	37.3%	11.8%	(3,075)
Sweden	1,968	19.0%	(6.5)%	(128)
Isle of Man	101,400	0.0%	(25.5)%	(25,857)

	$140,492			$(36,256)

Consolidated Statements of Cash Flows, page F-5

24.
We note your response to prior comment 56. Please help us understand how you determined that it was appropriate to classify changes in the accrued maintenance liability and lessee deposits within cash flows provided by operating activities. In this regard, we note that you generally have an obligation to reimburse the lessee upon receipt of evidence of qualifying maintenance work. It appears to us, therefore, that maintenance payments are more akin to the financing activities identified in paragraph 18 of SFAS 95 rather than operating activities. We further note that only the maintenance payments not remitted to the lessee in the form of reimbursement during the term of the relevant lease will be recognized in the determination of net income when the company can reasonably estimate the amount by which such payments exceed the costs to be incurred by the lessee in performing scheduled payments. Paragraph 24 of SFAS 95 states that when cash flows have aspects of more than one class of cash flow, the appropriate classification shall depend on the activity that is likely to be the predominant source of the cash flows for the item. Since we assume that most of the maintenance payments will be remitted to the lessees, it would appear appropriate to reflect maintenance payments as financing activities.

  Cash security deposits arise as part of the normal operating activities of the business through the ongoing management of a portfolio of aircraft subject to operating leases. Security deposits are not considered a source of funding for the Company's operations. Security deposits are negotiated as one aspect of the commercial terms of an operating lease and are paid by the lessee prior to the commencement of a lease. The amounts are held as security for the timely and faithful performance by the lessee of its obligations during the lease and the receipt of rental obligations secured by these amounts are classified as operating activities in the Statement of Cashflows. Security deposits may be applied against rental or other amounts owing from the lessee during the lease term (with the consent of the Company) or returned to the lessee on termination of the lease. In the event of a lessee default, security deposits are retained by the Company under the terms of the lease and are applied against amounts owed to the Company at that time.

  In addition, SFAS 95, paragraph 18, states the following:

  "Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit."

  The Company does not pay interest on approximately 90% of the security deposits received from lessees and there is generally no return on security deposits provided to lessees. Furthermore, the Company's lease agreements do not impose any restrictions on the use of security deposit cash flows. Therefore, the Company does not consider cash flows from security deposits as financing cash flows.

  Consequently, the Company has concluded that, as the predominant application of cash inflows and outflows associated with cash security deposits is in respect of the Company's normal operating activities, the most appropriate classification for cash flows arising from security deposits is cash flows provided from operating activities.

  Supplemental rents received are the Company's instrument to protect its assets. The Company may require maintenance payments depending on the credit worthiness of the lessee, however, not all of the Company's lessees pay supplemental rents. The Company does not pay interest on more than 90% of the supplemental rents the Company has collected. Paragraph 18 of SFAS 95 states the following:

  "Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit."

  As described for the majority of the Company's lessees, the Company does not provide a return to the lessee on the supplemental rents received. Furthermore, the lease agreements do not require the Company to put the supplemental rents received into restricted cash accounts. The cash flows can be freely used by the Company and are not restricted resources to the Company. The collection of supplemental rents is an essential part of the Company's operations and provides collateral protection to the Company from defaults by lessees and are not considered a source of long term funding of the Company's operations. The Company therefore does not consider supplemental rents as financing cash flows and, as a result, they should be treated as operating cash flows based on paragraph 21 of SFAS 95. Furthermore, paragraph 23e of SFAS 95 states that cash flows from operating activities are as follows:

  "Operating cash flows: All other cash payments that do not stem from transactions defined as investing or financing activities, such as payments to settle lawsuits, cash contributions to charities, and cash refunds to customers." (emphasis added)

  In the ordinary course of business, supplemental rents are reimbursed to the Company's lessees whenever the lessee submits a qualifying claim as discussed previously.

Note 2. Summary of Significant Accounting Policies
Restricted Cash, page F-11

25.
We note your response to prior comment 57. Please provide us the components of restricted cash as of December 31, 2008 and September 30, 2009. For each component, you should state the purposes for which the amounts are restricted and the corresponding amount. Please help us understand why not all of the cash held by restricted cash entities would be reflected in restricted cash on your balance sheet. Please tell us the amount of cash held by restricted cash entities which is not reflected in restricted cash. Given that you state AeroTurbine's free cash can only be utilized under certain conditions, please help us further understand why you would not consider this cash to be restricted. Refer to Rule 5-02.1 of Regulation S-X.

  Please refer to comment 23 of this response letter for the components of the Company's restricted cash as of December 31, 2008.

  The Company has introduced the terms "restricted cash entities" and "non-restricted cash entities" for liquidity analysis purposes at the Company's group level. This liquidity analysis was provided because of a high amount of interest by analysts and the Company's investors in wishing to understand exactly how much cash was available at the Company's group level to support the committed purchases of aircraft from Airbus. Certain of the Company's subsidiaries have free cash available to use for its business and operations but access to this cash by the Company's group level is limited. For example, access to the cash in the Company's AeroTurbine facility is limited to a $10 million dividend per annum, which is a restriction required by the AeroTurbine debt facility. In addition, the joint venture entity "AerVenture", in which the Company has a 50% ownership position but fully consolidates under FIN 46, has free cash available for use in its business and operations, but the cash is not available to the Company's group level unless dividends are jointly approved by the Company and its joint venture partner. AeroTurbine and AerVenture are the Company's most significant "restricted cash entities" for which the Company reports the cash as cash and cash equivalents and not as restricted cash. As of December 31, 2008, the total cash and cash equivalents of the Company was $193.6 million, which included AeroTurbine cash of $52.5 million and AerVenture cash of $26.9 million. Based on Rule 5-02.1 of Regulation S-X and as noted above, the AeroTurbine and AerVenture cash balances are freely usable by these entities in their respective operations and are not restricted as to withdrawal or usage by these entities. Therefore, these cash balances are classified as cash and cash equivalents, as included in the Company's 20-F, and are therefore not classified as restricted cash.

Inventory, page F-14

26.
We note your response to prior comment 60. Please provide clarifying disclosures for readers to better understand the methodology that you are using to allocate the cost of an acquired engine or aircraft to its individual parts. Specifically, what do you mean by "cost of the dismantled engine or aircraft"? Is this the cost of the acquired engine or aircraft or the estimated cost had you individually purchased the component parts? In this regard, it is unclear to us to what you are applying the determined ratio. Furthermore, you indicate that you are using a ratio based on the cost of the dismantled engine or aircraft to the estimated market value at the time of acquiring this inventory. Please clarify whether this ratio is then applied to the sales price of the individual part to determine its cost.

  The "cost of the dismantled engine or aircraft" is the total cost paid to acquire an engine or aircraft as a whole. Further, the determined ratio is then applied to the actual sales price of an individual part to determine its cost at the time of sale, which is the amount charged to cost of goods sold and the corresponding reduction in inventory carrying value.

  The revised suggested disclosure for the first paragraph under "Inventory" in future filings is as follows:

  "Inventory

  Inventory, which consists primarily of finished goods, is valued at the lower of cost or market value. For purchases of individual parts and whole engines, the cost is the total cost paid to acquire an engine or aircraft as a whole and is then primarily determined using the specific identification method. For purchases of dismantled engines, aircraft and bulk inventory, cost is determined using a ratio calculated based on the relationship of the cost of the dismantled engine, aircraft or bulk inventory at the time of purchase to the total estimated sales value of the dismantled engine, aircraft or bulk inventory at the time of purchase. At the time of sale, this ratio is applied to the sale price of each individual part to determine its cost. We evaluate this ratio periodically and if necessary we update sales estimates and make prospective adjustments to this ratio. Any inventory identified with an estimated sales value lower than the carrying value is reduced to the estimated sales value at the time of the review."

Accrued Maintenance Liability, page F-15

27.
We note your response to prior comment 63. Please address the following:

•
In many of your operating lease and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rent which is calculated with reference to the utilization of airframes, engines, and other major life-limited components during the lease. The lessee pays supplemental maintenance rents which are reimbursed by you upon completion of maintenance events during the lease term. Please help us better understand how you have fulfilled your obligation to reimburse supplemental maintenance rent prior to the termination of the lease agreement. In this regard, it appears that a lessee may complete qualified maintenance events on the aircraft and request reimbursement by you just prior to lease termination. Please address for us whether you have recognized any supplemental maintenance rents as revenue prior to lease termination and for which you were subsequently obligated to reimburse the lessee for their completion of a maintenance event. If so, please quantify those amounts for the year ended December 31, 2008 and the nine months ended September 30, 2009. Please also further advise how you determined that you have earned revenue related to the supplemental maintenance rent prior to the termination of the lease agreement such that recognition prior to lease termination is appropriate. Refer to SAB Topic 13.A.1.

    The Company uses its maintenance forecasting model to determine that it has fulfilled its obligation to reimburse supplemental rents prior to the termination of the lease agreement. The maintenance forecasting model allows the Company to reasonably estimate the supplemental rents expected to be reimbursed to lessees. Prior to the Company's changing its estimate regarding the accrued maintenance liability on July 1, 2008, the Company completed extensive back-testing of the output of its forecasting model in order to ensure that the forecasting model was able to produce reliable and accurate estimates of amounts expected to be reimbursed to lessees throughout the lease term. Since the Company's change in estimate that occurred on July 1, 2008, the Company has not had to reimburse any supplemental rents which were previously recognized as revenue. These results continue to support the reliability of the Company's forecasting model and the Company's ability to reasonably estimate supplemental rents to be reimbursed to lessees. Furthermore, the Company records most supplemental rents received as an accrued maintenance liability as these are expected to be reimbursed during the lease term. Only supplemental rents received that the Company does not expect to reimburse to lessees based on the Company's estimate using the forecasting model are recorded as revenue upon receipt of these supplemental rents from the lessees. These instances where the Company records supplemental rents as revenue generally occur towards the end of the lease (but prior to lease termination) at which point, although estimates are inherent to the forecast model, the Company is able to reasonably estimate that supplemental rents collected will not be reimbursed to lessees during the remainder of the lease term.

    According to SAB 104 Topic 13.A.1., revenue generally is realized or realizable and earned when all of the following criteria are met:

    •
    Persuasive evidence of an arrangement exists;

    •
    Delivery has occurred or services have been rendered;

    •
    The seller's price to the buyer is fixed or determinable; and

    •
    Collectability is reasonably assured.

    The Company's lease agreements provide for supplemental rents based on usage of the aircraft. Usage of the aircraft is calculated based on hourly usage or cycles of the aircraft as operated by the airline. The usage of the aircraft is reported by the lessees and the resulting supplemental rent is billed on a monthly basis. The Company's lease agreements therefore provide persuasive evidence of an existing arrangement. The supplemental rents relate to the usage of the aircraft and therefore the Company is of the opinion that delivery has occurred or services have been rendered upon receipt of supplemental rents. As discussed previously, through the Company's maintenance forecasting model the Company has the ability to reasonably estimate reimbursements of supplemental rents to lessees under our lease agreements. Once the Company has determined that supplemental rents will not be reimbursed to lessees during the remainder of the lease, the Company believes the supplemental rent is fixed and determinable and revenue is earned. The Company records these supplemental rents as revenue upon receipt and, consequently, the Company believes collectability of the supplemental rent recorded is assured.

    Based on the analysis of SAB 104 Topic 13.A.1 described above, the Company is of the opinion that it has earned the revenue in relation supplemental rents which are not expect to be reimbursed to the lessee.

  •
  Given that EITF 08-3 deals with the accounting for lessees for maintenance deposits, please further advise why you analogized the guidance provided in this EITF to your accounting as the lessor.

    Since there is no clear guidance as to how lessors should account for supplemental rents received, the Company believes it would be appropriate to analogize EITF 08-3 since it outlines the lessee position that is the opposing position to the lessor in relation to maintenance deposits. EITF 08-3 states that a lessee should expense those supplemental rents that it does not expect to be reimbursed from the lessor. Analogizing EITF 08-3 from a lessor's perspective, the Company concluded that the lessor would have earned the revenue in accordance with the revenue recognition criteria in SAB 104 Topic 13.A.1.discussed in the preceding bullet. Consequently, the Company recognizes revenue for supplemental rents upon receipt at the time the Company does not expect to reimburse these supplemental rents to the lessee.

  •
  Please tell us what consideration you have to paragraph 17 of SFAS 5 in your accounting for this supplemental maintenance rent.

    The Company believes, based on historic experience and its ability to accurately forecast maintenance events through its maintenance forecast model, it has reasonably estimated the appropriate accrued maintenance liability and any supplemental rents not expected to be reimbursed to lessees that are recorded as revenue upon receipt. The Company does not believe paragraph 17 of SFAS 5 is applicable as the Company does not believe that potential reimbursement of supplemental rents constitutes a contingency. The accrued maintenance liability is based on the Company's estimate of amounts that are expected to be reimbursed to lessees as cash outflows during the lease term. Any additional supplemental rents received which are not expected to be reimbursed to lessees during the lease, which tends to occur towards the end of the lease term, are recorded as earned revenue in accordance with SAB 104 Topic 13.A.1. The Company believes that the estimate of the accrued maintenance liability is outside the scope of SFAS 5, according to paragraph 2 of SFAS 5, which states:

    "Not all uncertainties inherent in the accounting process give rise to contingencies as that term is used in this Statement. Estimates are required in financial statements for many on-going and recurring activities of an enterprise. The mere fact that an estimate is involved does not of itself constitute the type of uncertainty referred to in the definition in paragraph 1. For example, the fact that estimates are used to allocate the known cost of a depreciable asset over the period of use by an enterprise does not make depreciation a contingency; the eventual expiration of the utility of the asset is not uncertain. Thus, depreciation of assets is not a contingency as defined in paragraph 1, nor are such matters as recurring repairs, maintenance, and overhauls, which interrelate with depreciation. Also, amounts owed for services received, such as advertising and utilities, are not contingencies even though the accrued amounts may have been estimated; there is nothing uncertain about the fact that those obligations have been incurred."

28.
We note your response to prior comment 64. Please tell us supplementally and expand your disclosures to identify the terms of the lease such that you can directly manage the occurrence, timing, and associated cost of qualifying maintenance. Specifically clarify why the lessee will not be able to claim the supplemental maintenance rent.

  The Company's short term engine lease contracts are different than those used for the Company's aircraft leases. The Company's short term engines leases specifically state that lessees do not have rights to the supplemental rents paid to the lessor by the lessee, contrary to the Company's aircraft lease agreements where the lessee is entitled to a reimbursement of supplemental rents when the lessee submits a qualifying claim. The lease agreements state that the lessor is responsible for engine off-wing shop visits required as a result of normal deterioration or other indications of unacceptable performance caused by normal extended operation, replacement of normal time-expired life limited parts, mechanical failure and accomplishment of those airworthiness directives issued during the term of the lease that must be performed off-wing and have a mandatory compliance date falling due prior to the expiration of the lease.

  Furthermore, the Company's lease agreements state that the lessee is responsible and will at its cost and expense service, repair, overhaul, and maintain the engine and all its components in accordance with lessee's FAA or EASA approved maintenance program so as to keep the engine in as good operating condition as when delivered to lessee.

GENESIS' 20-F

Combined and Consolidated Statements of Cash Flows, page F-6

29.
We note your response to prior comment 72. Please help us understand how you, determined that it was appropriate to classify changes in lessee cash security deposits under cash flows provided by operating activities in accordance with SFAS 95. In this regard, please clarify whether the predominant nature of the cash flows related to these deposits relates to the receipt of cash from lessees that is subsequently returned to the lessees or is retained by the company to mitigate against losses arising from lessee defaults. Please quantify.

  Cash security deposits arise as part of the normal operating activities of the business through the ongoing management of a portfolio of aircraft subject to operating leases. Security deposits are not considered a source of funding for Genesis' operations. Security deposits are negotiated as one aspect of the commercial terms of an operating lease and are paid by the lessee prior to the commencement of a lease. The amounts are held as security for the timely and faithful performance by the lessee of its obligations during the lease, the receipt of rental obligations secured by these amounts are classified as operating activities in the Statement of Cashflows. Security deposits may be applied against rental or other amounts owing from the lessee during the lease term (with the consent of Genesis) or returned to the lessee on termination of the lease. In the event of a lessee default, security deposits are retained by Genesis under the terms of the lease and are applied against amounts owed to Genesis at that time.

  As the disposition of cash security deposits can vary, it is not possible to determine their ultimate disposition when these amounts are received. For the 12 months ended December 31, 2008, Genesis received cash security deposits from lessees of $2.9 million, Genesis returned cash security deposits to lessees of $0.9 million upon expiry of their leases, Genesis offset cash security deposits against rental or other amounts owing from lessees of $0.2 million and retained cash security deposits of $0.6 million following default by lessees.

  In addition, SFAS 95 paragraph 18 states the following:

  "Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit."

  Given Genesis does not pay interest on approximately 85% of the security deposits received from lessees, there is generally no return on security deposits provided to lessees. Furthermore, Genesis lease agreements do not impose any restrictions on the use of security deposit cash flows. Therefore, Genesis does not consider cash flows from security deposits as financing cash flows.

  Consequently, Genesis has concluded that, as the predominant application of cash inflows and outflows associated with cash security deposits is in respect of Genesis' normal operating activities, the most appropriate classification for cash flows arising from security deposits is cash flows provided from operating activities.

30.
We note your response to prior comment 73. Please further clarify your accounting for maintenance reserves or supplemental rent received from lessees. Specifically, it is not clear when you record revenue related to these amounts and your basis for this. In this regard, we note the following:

•
The disclosures in adjustment (g) on page 29 of the pro forma financial statements in the F-4/A1 indicate that you have recorded an accrued maintenance liability of $39.1 million as of September 30, 2009 on your historical financial statements. Please tell us the nature of this account. Please reconcile this disclosure to your disclosure on page 33 of the F-4/A1 which indicates that no liability has been recorded related to maintenance. If you have recorded an accrued maintenance liability, please clarify if and when you record revenue related to these amounts.

•
Your response indicates that you only receive non-refundable supplemental rent for maintenance over time based on usage which is recorded as revenue upon receipt. Please confirm.

  Genesis has determined that it is the primary obligor in respect of planned major maintenance as it retains ultimate responsibility for the payment of major maintenance costs on its aircraft and therefore has applied EITF 99-19 'Reporting Revenue Gross as a Principal versus Net as an Agent' in accounting for additional rent. Additional rent meets the revenue recognition criteria set out in SAB 104 Topic 13 1.A and is therefore considered realizable and earned. Under the terms of Genesis' leases, there is no provision for additional rent to be refunded or reimbursed.

  As outlined in more detail in the response to comment 73, dated November 18, 2009, while the lessee has initial responsibility for ensuring maintenance and repairs are performed on the aircraft, Genesis, as primary obligor, retains ultimate responsibility for the payment of major maintenance costs on its aircraft. The leases generally contain a provision under which Genesis has an obligation to pay for certain planned major maintenance that is undertaken and completed. A liability is recognized for these payments when Genesis receives evidence that the lessee has ensured the performance of the planned major maintenance event on the aircraft.

  As described in the response to comment 73 dated November 18, 2009, in accordance with Genesis' accounting policy, planned major maintenance costs are capitalized within 'Flight Equipment under operating leases, net' by applying the deferral method in accordance with

  Financial Accounting Standards Board ("FASB") Staff Position (FSP) No. AUG AIR-1, 'Accounting for Planned Major Maintenance Activities'. Genesis does not record a maintenance liability representing any amounts received from lessees. The accrued maintenance liability recorded by Genesis primarily relates to a $35.4 million Accounts Payable maintenance accrual for the cost of planned major maintenance that has been completed and capitalized by Genesis, but which has not yet been paid for. The remaining amount of $3.7 million relates to non-major maintenance accruals which were expensed in accordance with Genesis' accounting policy.

  The Company will amend the disclosure in adjustment note (g) to replace the wording 'Elimination of Genesis' accrued maintenance liability' with 'Elimination of Genesis' Accounts Payable Maintenance Accruals.' Additionally, the disclosure referred to on page 36 of Amendment No. 2 has been amended to indicate that no liability is recognized other than amounts relating to planned major maintenance that has been completed but not yet paid by Genesis and other non-major maintenance accruals.

  Please also refer to the responses to comment 9 in this letter for further detail.

*    *    *

        The Company and Genesis would like to commence the solicitation process as soon as practicable. Once you have has advised us that the Staff has no further comments, the Company intends to file an acceleration request to have the F-4 declared effective on the second business day after that request is filed, or as soon thereafter as is practicable.

        If you have any questions, please do not hesitate to contact Robert S. Reder at (212) 530-5680 or Dean W. Sattler at (212) 530-5629, both of Milbank, Tweed, Hadley & McCloy LLP. In addition, please feel free to contact me at +31 206 559 600.

/s/ KLAUS HEINEMANN Klaus Heinemann Chief Executive Officer

Sincerely,

Enclosures

cc:
John McMahon—Genesis Lease Limited

Raymond O. Gietz—Weil, Gotshal & Manges LLP
Boris Dolgonos—Weil, Gotshal & Manges LLP
Robert S. Reder—Milbank, Tweed, Hadley & McCloy LLP
Drew S. Fine—Milbank, Tweed, Hadley & McCloy LLP
Dean W. Sattler—Milbank, Tweed, Hadley & McCloy LLP

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